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December 12, 1997
                                                             AMEX SYMBOL:  ITP
                                                             T.S.E. SYMBOL:  ITP


                       INTERTAPE POLYMER GROUP INC. ANNOUNCES
                              A NORMAL COURSE ISSUER BID




Montreal, Quebec, Canada, December 12, 1997 - Intertape Polymer Group Inc. announces that, subject to regulatory approval, on December 16, 1997 it will begin a normal course issuer bid to purchase some of its common shares on The Toronto Stock Exchange and on the American Stock Exchange. Under the bid, the Corporation may purchase up to 1,250,000 shares, representing approximately 5% of the 25,019,921 common shares presently outstanding. These purchases shall be made in accordance with applicable regulations over a maximum period of 12 months ending December 15, 1998. The directors of Intertape Polymer Group Inc. believe that the purchase by the Corporation of its own shares may, in appropriate circumstances, be a responsible investment of funds on hand, and any purchases made will be made on that basis. The Corporation has not made a normal course issuer bid within the past 12 months.


Intertape Polymer Group Inc. develops and manufacturers a variety of specialized polyolefin plastic and paper based packaging products for industrial uses. The Company is based in Montreal, Quebec with manufacturing facilities in nine North American and one European location.

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FOR FURTHER INFORMATION PLEASE CONTACT:  Melbourne F. Yull
                                         Chairman & Chief Executive Officer
                                         Intertape Polymer Group Inc.
                                         Tel: (514) 731-0731